AB

UNITED
SECURITIES AND EXCHANGE
Washington

09041021

SEC
Mail Processing
Section

APR 14 2009

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 E. DOTY STREET, SUITE 320
(No. and Street)

MADISON (City) WISCONSIN (State) 53703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT ARMSTRONG (608) 250-7120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH & GESTELAND, LLP
(Name – *if individual, state last, first, middle name*)

8383 GREENWAY BLVD. (Address) MIDDLETON (City) WISCONSIN (State) 53562 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Armstrong, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of ACS Securities Corp. as of December 31, 2008, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

This report ** contains (check all that are applicable)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3
	(i)	Information relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing and material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Smith & Gesteland LLP
Certified Public Accountants & Business Consultants
Not The Same Old Bottom Line

INDEPENDENT AUDITORS' REPORT

Board of Directors
ACS Securities Corp.
Madison, Wisconsin

We have audited the accompanying balance sheet of ACS Securities Corp. as of December 31, 2008, and the related statements of income, stockholder equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACS Securities Corp. as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information provided, as identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & Gesteland, LLP

Madison, Wisconsin
February 24, 2009

SMITH & GESTELAND, LLP

MADISON
8383 Greenway Boulevard Suite 400
P.O. Box 1764
Madison, Wisconsin 53701-1764
p 608.836.7500 f 608.836.7505
www.sgcpa.com

SUN PRAIRIE
100 Wilburn Road Suite 102
P.O. Box 440
Sun Prairie, Wisconsin 53590-0440
p 608.836.7500 f 608.836.7505

AFFILIATE INPACT INTERNATIONAL NETWORK OF PROFESSIONAL ACCOUNTANTS

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
Johnson Financial Group, Inc.)
Madison, Wisconsin

BALANCE SHEET
December 31, 2008

ASSETS	
Cash	$ 108,735
Receivables	7,177
Total assets	$ 115,912
LIABILITIES	
Accrued expenses	$ 17,748
Total liabilities	17,748
STOCKHOLDER EQUITY	
Common stock, $1.00 par value per share, 56,000 shares authorized, 5,502 issued, 1,234 shares outstanding	5,502
Additional paid-in capital	100,500
Treasury stock, 4,268 shares at cost	(42,070)
Retained earnings	34,232
Total stockholder equity	98,164
Total liabilities and stockholder equity	$ 115,912

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
Johnson Financial Group, Inc.)
Madison, Wisconsin

STATEMENT OF INCOME
For the Year Ended December 31, 2008

Revenue	
Commissions	$ 54,159
Interest income	4,497
Total revenue	58,656
Operating expenses	
License, registration, and insurance	1,395
Other expenses	13,968
Total operating expenses	15,363
Operating income	43,293
Income before income taxes	43,293
Income tax	17,319
NET INCOME	$ 25,974

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
Johnson Financial Group, Inc.)
Madison, Wisconsin

STATEMENT OF STOCKHOLDER EQUITY
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2008	$ 5,502	$ 100,500	$ 8,258	$ (42,070)	$ 72,190
Net income			25,974		25,974
Balance, December 31, 2008	$ 5,502	$ 100,500	$ 34,232	$ (42,070)	$ 98,164

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
Johnson Financial Group, Inc.)
Madison, Wisconsin

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	25,974
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Receivables		(3,061)
Accrued expenses		(14,090)
Net cash provided by operating activities		8,823
Net increase in cash		8,823
Cash - beginning of year		99,912
Cash - end of year	$	108,735
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$	31,717

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
Johnson Financial Group, Inc.)
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACS Securities Corp. (the company) is a member of the Financial Industry Regulatory Authority (FINRA). The company offers and sells mutual funds and variable annuities primarily to individuals in the Midwest region of the United States of America.

The company currently operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the company limit transactions to the sale of mutual funds and variable annuities.

A. RECEIVABLES

Receivables are stated at face value. Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

B. ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. COMMISSION REVENUE AND EXPENSES

Customers' securities transactions are recorded on a settlement date basis. Accordingly, related commission revenue and expenses are reported on the same basis.

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

D. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The company has elected to defer the application of Interpretation 48 for the year ended December 31, 2008. The company evaluates its uncertain tax positions using the provisions of FASB Statement 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position of the all uncertain tax positions in the aggregate could differ from the amount recognized.

E. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

- Level One - Quoted prices in active markets for identical assets or liabilities.
- Level Two - Inputs other than Level One that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level Three - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The adoption of SFAS No. 157 did not have an impact on the company's results of operations and financial condition.

NOTE 2 - NET CAPITAL REQUIREMENT

The company is subject to the Net Capital Rule of the Securities and Exchange Commission. At December 31, 2008, the company's net capital, required net capital, and aggregate indebtedness were $90,987, $5,000, and $17,748, respectively.

The company is also a licensed broker/dealer in several states with varying minimum net capital requirements, none of which exceed the minimum net capital requirement of the Securities and Exchange Commission.

NOTE 3 - INCOME TAXES

Composition of income tax expense for the year ended December 31, 2008, is as follows:

Income taxes currently payable	
Federal	$ 14,375
State	2,944
Total	$ 17,319

SUPPLEMENTAL INFORMATION

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
Johnson Financial Group, Inc.)
Madison, Wisconsin

COMPUTATION OF NET CAPITAL
As of December 31, 2008

Net capital		
Stockholder equity		$ 98,164
Total stockholder equity qualified for net capital		98,164
Deductions and/or charges		
Nonallowable assets:		
Receivables	$ 7,177	
Total deductions and/or charges		7,177
Net capital		$ 90,987
Aggregated indebtedness		
Accrued expenses		$ 17,748
Total aggregated indebtedness		$ 17,748
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 85,987
Excess net capital at 1,000 percent		$ 89,212
Percentage: aggregated indebtedness to net capital		19.51%

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ACS SECURITIES CORP. as of DEC. 31, 2008

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8-____ [4335A]	____ [4335A2]	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

Smith & Gesteland LLP
Certified Public Accountants & Business Consultants
Not The Same Old Bottom Line

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
ACS Securities Corp.
Madison, Wisconsin

In planning and performing our audit of the financial statements of ACS Securities Corp. (the company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including consideration of control activities for safeguarding securities. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

MADISON
8383 Greenway Boulevard Suite 400
P.O. Box 1764
Madison, Wisconsin 53701-1764
p 608.836.7500 f 608.836.7505
www.sgcpa.com

SUN PRAIRIE
100 Wilburn Road Suite 102
P.O. Box 440
Sun Prairie, Wisconsin 53590-0440
p 608.836.7500 f 608.836.7505

AFFILIATE INPACT INTERNATIONAL NETWORK OF PROFESSIONAL ACCOUNTANTS

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith & Gesteland, LLP

Madison, Wisconsin
February 24, 2009

SMITH & GESTELAND, LLP

ACS SECURITIES CORP.

(A Wholly-Owned Subsidiary of
Johnson Financial Group, Inc.)
Madison, Wisconsin

FINANCIAL STATEMENTS
and
INDEPENDENT AUDITORS' REPORT

For the Year Ended December 31, 2008

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
Johnson Financial Group, Inc.)
Madison, Wisconsin

TABLE OF CONTENTS